UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60250 /July 7, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13474

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
TOTAL FILM GROUP, INC.,	:	REVOKING REGISTRATION OF
TRACK 'N TRAIL, INC.,	:	SECURITIES OF TRANSAXIS,
TRADE WIND COMMUNICATIONS, LTD.,	:	INC., BY DEFAULT
TRANSAXIS, INC.,	:	
TRANSMEDIA EUROPE, INC.,	:	
TREASURY INTERNATIONAL, INC., and	:	
TRI NATIONAL DEVELOPMENT CORP.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 20, 2009. On June 19, 2009, I issued an Order Making Findings and Revoking Registrations of all Respondents except TransAxis, Inc. (TransAxis). See Total Film Group, Inc., Exchange Act Rel. No. 60148 (June 19, 2009).

On June 22, 2009, the Division of Enforcement filed a Second Supplemental Declaration of Neil J. Welch, Jr., showing that it served the OIP on TransAxis on June 20, 2009. See 17 C.F.R. § 201.141(a)(2)(ii). TransAxis did not file an Answer within ten days of service of the OIP and has failed to otherwise defend the proceeding. See 17 C.F.R. § 201.220(b); OIP at 4. On these facts, I find TransAxis in default and the allegations as to it in the OIP are true. See 17 C.F.R. § 201.155(a).

TransAxis, Central Index Key No. 774055, is a void Delaware corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TransAxis is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of $498,824 for the prior three months. As of May 18, 2009, TransAxis's stock (symbol TNXS) was quoted in the Pink Sheets, an electronic quotation system of Pink OTC Markets Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TransAxis has failed to meet its obligations to file timely twenty-four periodic reports in the period from September 2003 through May 2009, and it has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or did not receive such letters due to its failure to maintain a valid address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. TransAxis has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and it is necessary and appropriate to revoke the registration of its registered securities to protect investors.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of TransAxis, Inc., is revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge